Press release

ORKLA

www.orkla.com
P. O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 e-mail: info@orkla.no

Ref.: Terje Andersen, Senior VP Corporate Finance Tel.: +47 22 54 40 19
Ole Kristian Lunde, Senior VP Corporate Communications Tel.: +47 22 54 44 31

Date: 7 November 2003

Marked progress in the third quarter

Orkla's pre-tax profit in the third quarter was 37 per cent higher than in the corresponding period of last year. The Branded Consumer Goods business achieved profit growth during the quarter, while the Chemicals business was affected by difficult market conditions. Positive cash flow and low interest rates contributed to lower financial expenses.

In the third quarter, Orkla's operating profit before goodwill amortisation was up 14 per cent compared with last year, amounting to NOK 1.2 billion. At the end of the first nine months, operating revenues totalled NOK 33.3 billion, NOK 1.3 billion higher than in the corresponding period of last year.

"Orkla's Branded Consumer Goods business has performed increasingly well throughout 2003. Profit growth continued for Orkla Foods and Orkla Brands, and Carlsberg Breweries also achieved good results in the third quarter. With respect to operational performance the quarter was an all time high," says Group President and CEO Finn Jebsen.

"Lower interest rates and strong financial markets also make a positive contribution. However, we anticipate a tougher competitive climate in future and our cost reduction and operational improvement programmes are therefore continuing in all business areas and in many countries," says Jebsen.

Orkla Beverages made the greatest progress in the third quarter, with especially positive profit growth in Turkey, Poland and Switzerland. In Russia, BBH reported an 11 per cent rise in volume for the quarter, but currency translation effects had a negative impact due to the decline in the value of the rouble against the euro.

Continued stock market growth led to a rise in the value of Orkla's investment portfolio. The return has been 14.1 per cent so far this year and at the end of the third quarter market value exceeded book value by more than NOK 1.4 billion.

BRANDED CONSUMER GOODS

- **Orkla Foods'** operating profit before goodwill amortisation was NOK 671 million for the first nine months, compared with NOK 591 million for the corresponding period of last year. Both Stabburet in Norway and Procordia Food in Sweden made good progress. The results for the other areas were also better than or on a par with the first nine months of last year. Orkla Foods is seeing the results of cost improvement programmes.

dlw 11/21

- **Orkla Beverages** (40 per cent of Carlsberg Breweries)
  Orkla's share of Carlsberg Breweries generated operating profit before goodwill amortisation of NOK 1.1 billion, compared with NOK 1.2 billion last year. Carlsberg Breweries achieved volume growth in Southern Europe and Russia, and cost savings on several markets. At the end of the third quarter, operating revenues amounted to NOK 11.3 billion, compared with NOK 11.0 billion in the corresponding period of 2002.

- **Orkla Brands** reported operating profit before goodwill amortisation of NOK 667 million at the end of the third quarter. This is 18 per cent higher than in the corresponding period of last year. The most important contributions came from Biscuits and Confectionery. At the same time, revenues from Dietary Supplements increased on all the main markets.
- **Orkla Media** posted operating profit before goodwill amortisation of NOK 107 million for the first nine months, up from NOK 79 million last year. The newspaper businesses in Norway, Denmark and Poland achieved somewhat better results than in the corresponding period of last year. The magazine *Her og Nå* continued to grow. Orkla Media sold two newspaper businesses in Lower Silesia, Poland, in the third quarter.

CHEMICALS

Borregaard's operating profit for the first nine months totalled NOK 318 million, down from NOK 406 million. The lignin business achieved good, stable profit. The other business areas were affected by weak markets, which led to negative profit growth. Improvement programmes and strict cost controls helped to limit the effects of the downturn.

FINANCIAL INVESTMENTS

After rising 16.5 per cent in the first six months of the year, the Oslo Stock Exchange Benchmark Index rose a further 6.3 per cent in the third quarter. The Index was thus 23.8 per cent higher than at the end of last year. In the same period, the return on Orkla's investment portfolio was 14.1 per cent.

Pre-tax profit for the Financial Investments division is NOK 944 million so far this year, compared with NOK 518 million in the corresponding period of last year. Realised losses amounted to NOK 30 million, compared with realised gains of NOK 153 million last year. Dividends received totalled NOK 377 million, compared with NOK 339 million last year. At the end of the third quarter, the market value of the portfolio was approximately NOK 12.8 billion.

FINANCIAL SITUATION

Free cash flow from operations in the third quarter amounted to NOK 1.7 billion, which is NOK 626 million better than in the third quarter of last year. Carlsberg Breweries reported particularly high cash flow, largely due to lower working capital and income from the sale of properties in the UK and Sweden.

The Industry division's expansion investments, which amounted to NOK 159 million, are mainly related to Carlsberg Breweries' operations. Acquired companies totalled NOK 107 million net. Divested companies, which amounted to NOK 123 million in the third quarter, are largely related to Orkla Media's sale of a real estate company in the Berlingske Group.

Net cash flow was NOK 824 million in the third quarter. Net interest-bearing liabilities were down NOK 1 billion.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–30.9. 2003	1.1.–30.9. 2002	2002	1.7.–30.9. 2003	1.7.–30.9. 2002
Operating revenues	**33 254**	31 996	42 979	**11 765**	10 545
Operating expenses	**(28 660)**	(27 572)	(37 084)	**(9 933)**	(8 928)
Ordinary depreciation and write-downs	**(1 763)**	(1 658)	(2 232)	**(606)**	(546)
Operating profit before goodwill amortisation	**2 831**	2 766	3 663	**1 226**	1 071
Ordinary goodwill amortisation and write-downs	**(398)**	(365)	(499)	**(135)**	(121)
Other revenues and expenses [1]	**(57)**	(20)	(143)	**(8)**	12
Operating profit	**2 376**	2 381	3 021	**1 083**	962
Profit from associates	**713**	257	305	**87**	85
Dividends	**384**	353	369	**1**	33
Portfolio gains	**(30)**	153	(95)	**72**	(26)
Financial items, net	**(655)**	(862)	(1 193)	**(177)**	(275)
Profit before tax	**2 788**	2 282	2 407	**1 066**	779
Taxes	**(753)**	(616)	(630)	**(288)**	(210)
Profit after tax	**2 035**	1 666	1 777	**778**	569
Of this minority interests	**129**	159	166	**58**	65
Profit before tax, Industry division	**1 844**	1 764	2 067	**971**	769
Profit before tax, Financial Investments division	**944**	518	340	**95**	10
Earnings per share fully diluted (NOK)	**9.2**	7.2	7.7	**3.5**	2.4
Earnings per share fully diluted, adjusted (NOK) [2]	**11.4**	9.0	10.6	**4.3**	2.9

1) Other revenues and expenses totalled net NOK -57 million per third quarter 2003. This is primarily related to provision regarding improvements programmes in Orkla Foods.
2) Excluding goodwill amortisation and other revenues and expenses.

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1–30.9.			1.7.–30.9.		1.1.-30.9.			1.7.-30.9.	
Amounts in NOK million	2003	2002	2002	2003	2002	2003	2002	2002	2003	2002
Orkla Foods	**8 534**	8 021	11 062	**2 973**	2 692	**671**	591	902	**286**	239
Orkla Beverages	**11 335**	11 045	14 516	**4 406**	3 775	**1 144**	1 199	1 364	**660**	533
Orkla Brands	**3 450**	3 278	4 500	**1 146**	1 076	**667**	565	787	**223**	198
Orkla Media	**5 388**	5 291	7 079	**1 799**	1 671	**107**	79	148	**33**	32
Eliminations	**(138)**	(109)	(157)	**(50)**	(41)	**0**	0	0	**0**	0
Branded Consumer Goods	**28 569**	27 526	37 000	**10 274**	9 173	**2 589**	2 434	3 201	**1 202**	1 002
Chemicals	**4 526**	4 345	5 726	**1 439**	1 328	**318**	406	537	**55**	95
H.O./Unallocated/ Eliminations	**(70)**	(53)	(58)	**(22)**	(22)	**(84)**	(88)	(116)	**(32)**	(30)
Industry division	**33 025**	31 818	42 668	**11 691**	10 479	**2 823**	2 752	3 622	**1 225**	1 067
Financial Investments division	**229**	178	311	**74**	66	**8**	14	41	**1**	4
Group	**33 254**	31 996	42 979	**11 765**	10 545	**2 831**	2 766	3 663	**1 226**	1 071

GROUP BALANCE SHEET

Amounts in NOK million	**30.9. 2003**	30.9. 2002	31.12. 2002
Assets:			
Long-term assets	**27 779**	26 663	26 786
Portfolio investments etc.	**11 477**	12 064	11 998
Short-term assets	**14 934**	13 325	14 338
Total assets	**54 190**	52 052	53 122
Equity and Liabilities:			
Equity and minority interests	**20 844**	19 607	18 691
Interest-bearing liabilities	**20 753**	20 947	22 443
Interest-free liabilities and provisions	**12 593**	11 498	11 988
Total equity and liabilities	**54 190**	52 052	53 122
Equity to total assets (%):			
Book	**38.5**	37.7	35.2
Including unrealised gains before tax	**40.0**	37.8	35.4

The Orkla Group

Third Quarter 2003

7 November 2003

ORKLA



Agenda

- Highlights third quarter 2003
- Key figures
- Operational development
- Q&A



ORKLA

Highlights Q3-2003

- Continued strong performance for the Orkla Group
- Good results from Branded Consumer Goods
  - EBITA + 20 %
- Disappointing quarter for Chemicals
- Reduced financial costs due to lower interest rate and lower debt
- Profit before tax +37 %

Positive development in EBITA compared to last year


Change in EBITA for Orkla
NOK
Million
-149
59
155
Q1-02 to Q1-03
Q2-02 to Q2-03
Q3-02 to Q3-03

EBITA: Sources of growth Q3-02 to Q3-03


NOK
Million
1 071
30
31
22
119
-46
-1
1 226
Q3-02
Currency
Foods*
Brands*
Beverages*
Chemicals*
Other*
Q3-03

* Adjusted for currency translation

ORKLA

Key figures Q3-2003

NOK million	1 Jul - 30 Sep 2003	2002	Change	Organic Change*
Operating revenues	**11 765**	10 545	12 %	5 %
EBITA**	**1 226**	1 071	14 %	14 %
Goodwill amortisation	**- 135**	- 121		
Other revenues and expenses	**- 8**	12		
EBIT	**1 083**	962		
Associated companies	**87**	85		
Portfolio gains	**72**	- 26		
Dividends and net financial items	**- 176**	- 242		
Profit before tax	**1 066**	779	37 %	
Earnings per share (NOK)	**3.5**	2.4		
Free cash flow Industry	**1 524**	863		

*Adjusted for acquisitions and currency translation

**Excl. other revenues and expenses

ORKLA

Cash flow from operations – Improvement in working capital



Nok
million
863
155
42
443
-14
35
1 524
Free cash flow Industry Q3-02
Operating profit
Depreciation/other
Change in net working capital
Net replacement expenditure
Financial items
Free cash flow Industry Q3-03



ORKLA

Balance sheet items

	30 Sep 2003	31 Dec 2002
Total assets	**54 190**	53 122
Equity to total assets ratio		
- Book	**38.5 %**	35.2 %
- Incl. unrealised capital gains before tax	**40.0 %**	35.4 %
Net interest-bearing liabilities	**18 174**	19 516
Net gearing	**0.87**	1.04
Average interest rate in period	**4.7 %**	5.4 %



ORKLA

Operational development per business unit



Foods – Continued margin growth due to cost improvements

in NOK million	1 Jul - 30 Sep 2003	2002	Organic Change*
Operating revenues	**2 973**	2 692	1 %
EBITA	**286**	239	12 %
EBITA margin	**9.6 %**	8.9 %	

*Adjusted for acquisitions and currency translation

- All operating units better than or on par with last year
  - Good progress in Sweden and Norway
- Cost reduction programmes on schedule (NOK 500 million by 2005)
  - Man-years down by approx 600 YTD
- Sales growth a challenge
  - Increased focus on innovations and brand building



Change in EBITA margin


9.0 %
8.5 %
8.0 %
7.5 %
7.0 %
Q1-00
Q3-00
Q1-01
Q3-01
Q1-02
Q3-02
Q1-03
Q3-03
EBITA margin 12 m rolling average



Beverages – Improved results

in NOK million	1 Jul - 30 Sep 2003	2002	Change*
Operating revenues	**4 406**	3 775	12 %
EBITA	**660**	533	22 %
EBITA margin	**15.0 %**	14.1 %	

*Adjusted for currency translation

- Still positive momentum at Beverages with good performance in third quarter
- Carlsberg brand growth reaches 7 % YTD
- Strong cash flow mainly due to reduced working capital
- Challenging price competition in all Nordic countries
  - *Some pressure on market shares*



Development in EBITA


NOK
Million
48
141
-9
493
525
493
549
533
660
221
165
Q1
Q2
Q3
Q4
2001
2002
2003

ORKLA

Good progress for improvement programmes

- Feldschlösschen improves performance due to positive contribution from efficiency programmes
- Satisfactory volume growth, cost control and product mix increase results in Turkey
- Strong growth at Carlsberg Okocim in Poland
- Closure of Bromma plant in Sweden under consideration

ORKLA

Beverages

Russia: Market growth confirmed



Market
BBH
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03
15 25
21 23
29 40
15 32
21 41
12 29
4 13
1 3
-5 -3
8 10
6 11

Note: BBH domestic beer volume

Market shares in Russia

Brewery	2003 9 mth	2002 9 mth
BBH	33.3	32.4
Sun Interbrew	13.8	11.5
Krasny Vostok	7.4	7.0
Ochakova	7.2	8.2
Bravo (Heineken)	4.4	4.0
Efes	3.5	2.7
Stepan Razin	2.2	2.6
Others	28.2	31.6
Total	100.0	100.0



ORKLA

Beverages

CB – Expectations for 2003

- Operating profit (EBITA) to decrease by approx. 5 % in DKK
- Operating profit (EBITA) to increase by approx. 5 % in local currency
  - To be about stable in NOK
- Carlsberg brand growth of 7 %
- Reduction of capital employed by more than DKK 1 billion



ORKLA

Brands – Solid performance

in NOK million	1 Jul - 30 Sep 2003	2002	Organic Change*
Operating revenues	**1 146**	1 076	3 %
EBITA	**223**	198	11 %
EBITA margin	**19.5 %**	18.4 %	

*Adjusted for acquisitions and currency translation

- Top line growth due to innovations
  - Underlying top line growth of 3 % YTD
- Continued contribution from efficiency programmes in Biscuits and Confectionery



Media – Positive in Norway, still weak in Denmark

in NOK million	1 Jul - 30 Sep 2003	2002	Organic Change*
Operating revenues	**1 799**	1 671	0 %
EBITA	**33**	32	
EBITA margin	**1.8 %**	1.9 %	

*Adjusted for acquisitions and currency translation

- Advertising markets still weak in Denmark and Poland
- Further restructuring and cost savings programmes for Berlingske and BT
  - Man-years down by another 4 % (cost NOK 53 million)
  - Total annual effect NOK 75 million in 2004
  - Since 2000; Man-years down by 21%, Fixed costs down by approx. 14 %
- Sale of newspapers in Silesia, Poland
  - Approx. 7 % of our Polish business - weak market position
  - Sales price NOK 83 million, profit NOK 53 million – 12 % p.a. ROI
- Magazines continue to improve circulation and market share



Orkla Media

Change in advertising revenues

Change in advertising revenues, compared with corresponding quarter the year before (NOK million)



Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
9
-25
-53
-152
-110
-69
-57
-40
-23
-19
-6

ORKLA

Chemicals – Challenging market conditions

in NOK million	1 Jul - 30 Sep 2003	2002	Organic Change*
Operating revenues	**1 439**	1 328	0 %
EBITA	**55**	95	-38 %
EBITA margin	**3.8 %**	7.2 %	

*Adjusted for acquisitions and currency translation

- Continued strong performance for Lignin operations
- Weak markets and results in other business areas
  - Lower volume for specialty cellulose, price decrease in Q3 for bulk grades
  - Capacity adjustments in fine chemicals
  - Lower crushing margin for soy beans
- Improvement programmes and strict cost control contribute positively
  - Man-years down by approx. 3% YTD

ORKLA

Portfolio performance


Return (%)
Orkla's portfolio
Oslo Stock Exchange
14.1
23.8
-8.5
-12.6
12.9
9.1
Annual average
1 Jan 03- 30 Sep 03
1 Oct 00 - 30 Sep 03
1 Jan 93 – 30 Sep 03


Change in Net Asset Value
1 Jan - 30 Sep 03
NOK million
1 228
-30
377
19
1 594
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value



ORKLA

Portfolio key figures

in NOK million	30 Sep 03	31 Dec 02	Change 03
Market value	**12 768**	12 060	708
Net asset value	**11 834**	10 240	1 594
Unrealised gains before tax	**1 418**	190	1 228
Share of portfolio invested			
outside Norway	**33 %**	30 %	+3 %-p
in listed companies	**76 %**	77 %	-1 %-p



ORKLA

Financial Investments

Portfolio as of 30 September 2003

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**3 181**	24.9	39.9
Storebrand	Insurance	**943**	7.4	9.9
Norway Seafoods Holding [1]	Industrial	**597**	4.7	N/A
DnB Holding	Bank	**545**	4.3	2.1
Industri Kapital 2000 [2]	Investment	**479**	3.8	3.6
Norsk Hydro	Energy and materials	**425**	3.3	0.4
Rieber & Søn	Food	**383**	3.0	9.9
Industri Kapital 97 [2]	Investment	**343**	2.7	8.0
Amersham plc	Pharmacy	**326**	2.6	0.8
Steen & Strøm	Real estate	**313**	2.5	11.3
Total principal holdings		**7 535**	**59.0**	
Market value of entire portfolio		**12 768**		

1) Not listed, bond
2) Not listed



ORKLA

ORKLA


DEFINE
DEFINE
Carlsberg



ORKLA

Enclosures



ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 30 Sep 2003	1 Jan - 30 Sep 2002	1 Jul - 30 Sep 2003	1 Jul - 30 Sep 2002
Industry division:				
Operating profit	**2 367**	2 367	**1 081**	958
Depreciation and write downs	**2 211**	2 026	**737**	663
Change in net working capital	**-90**	-102	**302**	-141
Net replacement expenditure	**-1 178**	-1 056	**-402**	-388
Financial items, net	**-643**	-774	**-194**	-229
Free cash flow Industry	**2 667**	2 461	**1 524**	863
Free cash flow Financial Investments	**182**	675	**32**	217
Taxes paid and miscellaneous	**-598**	-1 056	**-153**	-186
Cash flow before capital transactions	**2 251**	2 080	**1 403**	894
Dividends paid and share buy-back	**-1 071**	-1 096	**-27**	-133
Cash flow before expansion	**1 180**	984	**1 376**	761
Net expansion	**273**	-1 356	**-143**	-238
Net purchases/sales portfolio investments	**853**	-543	**-409**	45
Net cash flow	**2 306**	-915	**824**	568
Currency translation differences	**-964**	992	**203**	155
Change in net interest-bearing liabilities	**-1 342**	-77	**-1 027**	-723
Net interest-bearing liabilities	**18 174**	19 055		



ORKLA

Balance Sheet - some key figures

in NOK million	30 Sep 03	31 Dec 02
Long-term assets	27 779	26 786
Portfolio investments etc.	11 477	11 998
Short-term assets	14 934	14 338
Total assets	**54 190**	53 122
Equity to total assets ratio		
- Book	38.5 %	35.2 %
- Incl. *unrealised capital gains before tax*	40.0 %	35.4 %
Net interest-bearing liabilities	**18 174**	19 516
Net gearing	**0.87**	1.04



ORKLA

Income Statement

	1 Jan - 30 Sep		1 Jul - 30 Sep	
NOK million	**2003**	**2002**	**2003**	**2002**
Operating revenues	33 254	31 996	11 765	10 545
EBITA	**2 831**	**2 766**	**1 226**	**1 071**
Goodwill amortisation	- 398	- 365	- 135	- 121
Other revenues and expenses	- 57	- 20	- 8	12
Operating profit	**2 376**	**2 381**	**1 083**	**962**
Associated companies	713	257	87	85
Dividends received	384	353	1	33
Portfolio gains	- 30	153	72	- 26
Financial items, net	- 655	- 862	- 177	- 275
Profit before tax	**2 788**	**2 282**	**1 066**	**779**
Profit after tax	**2 035**	**1 666**	**778**	**569**
- Minority interests	129	159	58	65



ORKLA

Currency translation effects in Q3-2003

NOK million	Revenues	EBITA
Foods	186	16
Beverages	174	8
Brands	29	3
Media	102	-3
Chemicals	26	6
Total	517	30

The above figures show translation effects only
(Figures for Beverages include RUR depreciation v. DKK)



ORKLA

Currency translation effects

- Impact on revenues in Q3 is NOK 517 million, impact on EBITA is NOK 30 million

Performance of NOK versus USD and EUR


USD
EUR
8.40
8.00
7.60
7.20
6.80
6.40
6.00
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03



ORKLA

Goodwill amortisation in Q3-03

in NOK million	EBITA	Goodwill amortisation	EBIT*
Foods	**286**	**-46**	**240**
Beverages	**660**	**-37**	**623**
Brands	**223**	**-10**	**213**
Media	**33**	**-41**	**-8**
Chemicals	**55**	**0**	**55**

* Before other revenues and expenses



ORKLA

Baltic Beverages Holding (50 %)

in DKK million	1 Jul - 30 Sep 2003	1 Jul - 30 Sep 2002	Change Acc.	Change FX transl.	1 Jan - 30 Sep 2003	1 Jan - 30 Sep 2002	Change Acc.	Change FX transl.
Operating revenues	**1 351**	1 354	0 %	9 %	**3 402**	3 737	-9 %	6 %
EBITA	**400**	401	0 %	9 %	**853**	1036	-18 %	-5 %
EBITA margin	**29.6 %**	29.6 %	0.0 p.		**25.1 %**	27.7 %	-2.6 p.	



ORKLA

Carlsberg Asia

in DKK million	1 Jul - 30 Sep 2003	2002	Change	1 Jan - 30 Sep 2003	2002	Change
Operating revenues	**445**	241	n.m	**917**	797	n.m
EBITA	**167**	156	7 %	**375**	397	-6 %
EBITA margin*	**22.3 %**	n.m	n.m	**n.m**	n.m	n.m

Note: First half of 2003 is reported according to old structure (50/50 JV),
And Q3 is reported according to new 100 % Asia structure

Ex. Hite



ORKLA

Financial items



ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 30 Sep 2003	1 Jan - 30 Sep 2002	Year 2002
Net interest expenses	-599	-776	-997
Currency gain/loss	13	-37	-85
Other financial items, net	-69	-49	-111
Net financial items	-655	-862	-1 193
Avg. net interest-bearing liabilities	19 261	19 576	19 455
Average interest rate	4.7 %	5.5 %	5.4 %



ORKLA

Average interest rate, Orkla Group


7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03



ORKLA

Interest cover, Orkla Group

12 month rolling average



Booked
Excluding portfolio gain/loss *
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
2002
1Q 03
2Q 03
3Q 03

* The figures also take into account the gain on the sale of Hartwall in Q4 – 01 (associated company)



ORKLA

Equity and liabilities, Orkla Group



NOK million
Net liabilities
Book equity
Net gearing
Net gearing
25 000
20 000
15 000
10 000
5 000
-
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1Q 03
2Q 03
3Q 03



ORKLA

Debt maturity profile, Orkla ASA*

30 September 2003



NOK million
Drawn amounts
Unutilised credit facilities
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
03
04
05
06
07
08
09 ->

Average maturity 3.6 years

* *Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries*



ORKLA

Funding Sources, Orkla ASA*

30 September 2003

NOK billion



Unutilised credit facilities 41%
Banks 30%
9.2
6.9
6.5
Bonds and CPs 29%

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries



ORKLA



Carlsberg A/S
2003 3rd Quarter Results

Forward-looking statements

The forward-looking statements contained herein, including forecasts of sales and earnings performance, inherently involve risks and uncertainties and could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production and distribution related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products, launches of rival products and other, unforeseen, factors.

Carlsberg will only update and adjust the specifically stated expectations in as far as this is required by law.

Carlsberg A/S



Agenda

- Carlsberg Breweries
  - *Financial Report*
  - Operational Report
- Carlsberg A/S
- Outlook 2003

3



Carlsberg Breweries

Carlsberg Breweries



Q3 net profit jumps 19% to record level

- Net sales growth of 5% (in local currencies +11%)
- Operating profit (EBITA) increases 11% (in local currencies +20%)
- Carlsberg brand reaches 7% growth
- BBH result in line with last year in spite of significant drop in USD; however, turn-around less than expected
- Free cash flow amounts to DKK 1.2bn

5

Financial Report

Carlsberg Breweries

Volume Definition

Gross volume numbers are consolidated as total beer volume (100%) produced by Carlsberg Group regardless of ownership interest, i.e. the industry standard.

Pro-rata volume numbers take into account the actual ownership interest, i.e. a fully controlled company is included with its *total beer volume*; whereas the beer volume in a 50/50 JV or a minority holding only reflects the actual holding interest, e.g. a 44% owned company is included with 44% of its beer volume. Carlsberg and Tuborg brand beers are included 100%.

Numbers are shown for the last quarter as well as Moving Annual Total (MAT); i.e. MAT 03 (Q3) is the cumulated beer volume for the period October 1, 2002 to September 30, 2003.

Beer Volume

HL million	2003 Q3	2002 Q3	Change	MAT 03 (Q3)	MAT 03 (Q2)	Change
Western Europe	6.4	6.4	0%	23.9	23.9	0%
Eastern Europe & Others	8.0	7.4	8%	25.1	24.5	2%
Asia	1.6	1.0	n.m.	5.1	4.5	n.m.
Total Pro-Rata Beer Volume	15.9	14.8	7%	54.0	52.9	2%
Total Gross Beer Volume	23.7	22.6	5%	81.2	80.1	1%

6

Financial Report

Earnings Development

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9M	Change
Net sales	9,860	9,399	+5%	26,157	26,922	-3%
EBITA	1,583	1,425	+11%	2,773	3,122	-11%
EBITA margin	16.1%	15.2%	+0.9p.	10.6%	11.6%	-1.0p.
EBITA margin currency adj.	16.3%	15.2%	+1.1p.	11.0%	11.6%	-0.6p.
Net profit	855	716	+19%	1,168	1,083	+8%

➪ Positive development driven by volume growth and improved price/mix

7

Financial Report

Impact from Exchange Rates


Net Sales Growth
Q3
+5%
+11%
YTD
-3%
+4%
-3 0 3 6 9 12
DKK
Local currency
EBITA Growth
Q3
+11%
+20%
YTD
-11%
-1%
-10 -5 0 5 10 15 20

8

➪ At current FX rates full-year effect on EBITA est. DKK -350m (approx. -10%)

Financial Report



Cash Flow

DKK million	2003 9M	2002 9M
Operating profit (EBITA)	2,773	3,122
Depreciation	+1,988	+1,939
Working capital	+197	+214
Tax, interest and other	-1,438	-1,540
Net cash flow, operations	3,520	3,735
Capital expenditure	-1,738	-2,216
Other	-127	-551
Net cash flow, investments	-1,865	-2,767
Free cash flow	1,781	968

9

Reduction of Capital Employed


CASH FLOW
DKKm
4000
3000
2000
1000
0
DKK 1.8 bn
Operation Investment Free
CAPITAL EMPLOYED
DKKm
32000
29000
26000
23000
20000
- 6%
9M-02 FY-02 9M-03
NET INT. BEARING DEBT
DKKm
14000
12000
10000
8000
6000
DKK 2 bn
9M-02 FY-02 9M-03
ROCE (MAT)
Pct.
10,5
10,0
9,5
9,0
8,5
8,0
9M-02 FY-02 3M-03 6M-03 9M-03

10



Western Europe

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9M	Change
Net sales	7,137	7,111	+0%	19,539	20,128	-3%
EBITA	945	891	+6%	1,698	1,878	-10%
EBITA margin	13.2%	12.5%	+0.7 p.	8.7%	9.3%	-0.6 p.



Western Europe
Nordic Area

- Border trade continues to increase
- Price competition in all Nordic countries, and some pressure on market shares – especially in Norway and Sweden
- Carlsberg Breweries determined to meet competition and defend market shares
- Negotiation process on Swedish restructuring initiated according to local legislation
- Sinebrychoff manages to increase market share in Q3 in spite of aggressive pricing from competition

Carlsberg Breweries



Western Europe
UK

- Volume boosted by good weather in summer months
- Carlsberg brand continues to advance
- *Continued shift from on-trade to off-trade* consumption, thus affecting margins negatively
- Increased sourcing costs due to delay in start-up of new capacity

13

Operational Report

Carlsberg Breweries



Western Europe
Southern Area

- Earnings growth in all markets - influenced by favourable weather conditions
- Feldschlösschen performance continues to improve, as restructuring has been succesfully completed
- New management in Italy - starting to simplify structure and improve effectiveness of operations

14

Operational Report



Eastern Europe

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9M	Change
Net sales	2,348	2,211	+6%	5,809	6,034	-4%
EBITA	602	468	+29%	1,105	1,128	-2%
EBITA margin	25.6%	21.2%	+4.4 p.	19.0%	18.7%	+0.3 p.

15

Operational Report


Carlsberg

Eastern Europe

- Türk Tuborg improves profit significantly
  - (i) Volume growth and better pricing; (ii) Cost reduction
  - Duty increase in Q4
- Positive development in Carlsberg Okocim
  - (i) Increased market share in growing market; (ii) Cost savings from new structure
- Increase of ownership in Carlsberg Okocim
- Acquisition strategy into Balkan leads to investment in Serbian No. 3 brewery Pivara Celarevo
  - Build-up of position in Balkan area is affecting profit negatively short term

16

Operational Report

Baltic Beverages Holding (50%)

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9M	Change
Net sales	1,351	1,354	0%	3,402	3,737	-9%
EBITA	400	401	0%	853	1,036	-18%
EBITA margin	29.6%	29.6%	0.0 p.	25.1%	27.7%	-2.6 p.

- Currency adjusted Net Sales up 9% and EBITA up 9% in Q3
- Currency adjusted Net Sales up 6% and EBITA down 5% YTD

BBH: Market Trends

	Market size MHL 9M-03	Market Growth 9M-03	BBH Growth 9M-03	BBH M/S 9M-03	BBH M/S 9M-02
Russia	57.8	+3.7%	+7.1%	33.3%	32.4%
Ukraine [1]	12.4	+7.7%	+12.6%	21.4%	20.5%
Baltics	3.9	-1.7%	-1.9%	44.8%	44.9%
Kazakhstan [2]	2.3	+18.3%	n/a	14.4%	n/a

1. Estimate, includes Baltika imports for 2002 and 2003.
2. Includes Baltika official import only. Estimated total market share 21%.

Carlsberg Breweries

BBH: Russian Beer Market Volume

Market Shares in Russia

Brewery	2003 9M	2002 9M
BBH	33.3	32.4
Sun Interbrew	13.8	11.5
Krasny Vostok	7.4	7.0
Ochakova	7.2	8.2
Bravo (Heineken)	4.4	4.0
Efes	3.5	2.7
Stepan Razin	2.2	2.6
Others	28.2	31.6
Total	100.0	100.0

Growth



Market
BBH
Pct.
01-Q1 01-Q2 01-Q3 01-Q4 02-Q1 02-Q2 02-Q3 02-Q4 03-Q1 03-Q2 03-Q3

Note: BBH domestic beer volume

Operational Report

19

Carlsberg Breweries

Market Development in Russia

Monthly Volume Growth, ml



J F M A M J J A S O N D
Growth 02/01
Growth 03/02

- Rebound in market weaker than expected - especially at the end of the quarter
- *Product mix development still favours PET and value brands*
- Estimated market growth for full-year revised to 4-5%

Operational Report

20



BBH: Operational Performance

- Double-digit growth in Yarpivo, Vena, Zolotoy Ural, and Pikra - but Baltika lags behind market growth
- New sales set-up in Baltika still under development
- Prices are stable or positive in local currency within all areas, but not compensating for inflation
- Increased operating expenses; mainly in distribution
- Strong cash flow from operating activities



Asia

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9M	Change
Net sales	445	241	n.m.	917	797	n.m
EBITA	167	156	+7%	375	397	-6%
EBITA margin	22.3%*	n.m	n.m	n.m	n.m	n.m

Note: First half of 2003 is reported according to old structure (50/50 JV), and Q3 is reported according to new 100% Asia structure.

* Exl. Hite on-line consolidation.

Carlsberg Breweries


Carlsberg

Asia

- Business-as-usual following JV termination
- Arbitration process in London
- Positive volume development in Q3 in all operating units except Hite
- More positive business environment after containment of SARS

23

Operational Report

Carlsberg Breweries



Expectations for 2003

- Net profit to increase by approx. 15%
- Operating profit (EBITA) in local currencies up 5% against last year
- Operating profit (EBITA) at actual exchange rates to decrease by approx. 5%
  - BBH contributes less than expected
- Carlsberg brand growth of 7%
- Reduction of capital employed by more than DKK 1.5bn (adjusted for Asian JV termination)

24

Expectations

Carlsberg Breweries

Supplementary Information

Carlsberg Breweries



Income Statement

DKK million	2003 Q3	2002 Q3	Change	2003 9M	2002 9 M	Change
Net revenue	9,860	9,399	+5%	26,157	26,922	-3%
Operating profit (EBITA)	1,583	1,425	+11%	2,773	3,122	-11%
One-off items	-19	29	-	-16	11	-
Financials, net	-101	-222	+55%	-496	-777	+36%
Corporation tax	-389	-302	-29%	-562	-660	+15%
Profit before goodwill	1,074	930	+15%	1,699	1,696	0%
Goodwill amortisation	-101	-93	-9%	-291	-281	-4%
Consolidated profit	973	837	+16%	1,408	1,415	0%
Minority interest	-118	-121	+2%	-240	-332	+27%
Carlsberg Breweries share of profit	855	716	+19%	1,168	1,083	+8%

26

Supplementary Information



Balance Sheet

DKK million	2003 30 Sep	2002 31 Dec	2002 30 Sep
Non current assets	28,222	29,058	29,484
Current assets	14,339	13,431	13,628
Capital and reserves	14,362	13,577	14,181
Provisions	3,213	3,337	3,481
Non-current liabilities	10,544	10,724	10,870
Current liabilities	14,442	14,850	14,580
Balance sheet total	42,561	42,489	43,112
Net interest bearing debt	11,446	13,070	13,458
Capital employed	29,235	30,517	31,058
ROCE (MAT)	9.3%	10.2%	9.0%

Supplementary Information

Currency Update


EBITA
Translation Effect
Translation Effect
USD/DKK 2003
USD/DKK 2002
100
50
0
-50
-100
-150
DKKm
875
825
775
725
675
625
Q1
Q2
Q3

- Average USD/DKK at 6.69 (-17%)
- Total translation effect on Net Sales amounts to DKK -1.7bn (-6%)
- Total translation effect on EBITA amounts to DKK -307m (-10%)
- At current FX rates full-year effect on EBITA est. DKK -350m as earlier stated (approx. -10%)

Supplementary Information

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.9. 2003	1.1.-30.9. 2002	2002	1.7.-30.9. 2003	1.7.-30.9. 2002
Operating revenues	**33 254**	31 996	42 979	**11 765**	10 545
Operating expenses	**(28 660)**	(27 572)	(37 084)	**(9 933)**	(8 928)
Ordinary depreciation and write-downs	**(1 763)**	(1 658)	(2 232)	**(606)**	(546)
Operating profit before goodwill amortisation	**2 831**	2 766	3 663	**1 226**	1 071
Ordinary goodwill amortisation and write-downs	**(398)**	(365)	(499)	**(135)**	(121)
Other revenues and expenses*	**(57)**	(20)	(143)	**(8)**	12
Operating profit	**2 376**	2 381	3 021	**1 083**	962
Profit from associates	**713**	257	305	**87**	85
Dividends	**384**	353	369	**1**	33
Portfolio gains	**(30)**	153	(95)	**72**	(26)
Financial items, net	**(655)**	(862)	(1 193)	**(177)**	(275)
Profit before tax	**2 788**	2 282	2 407	**1 066**	779
Taxes	**(753)**	(616)	(630)	**(288)**	(210)
Profit after tax	**2 035**	1 666	1 777	**778**	569
Of this minority interests	**129**	159	166	**58**	65
Profit before tax, Industry division	**1 844**	1 764	2 067	**971**	769
Profit before tax, Financial Investments division	**944**	518	340	**95**	10
Earnings per share fully diluted (NOK)	**9.2**	7.2	7.7	**3.5**	2.4
Earnings per share fully diluted, adjusted (NOK)**	**11.4**	9.0	10.6	**4.3**	2.9

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

* Other revenues and expenses totalled net NOK -57 million per third quarter 2003. This is primarily related to provision regarding improvement programmes in Orkla Foods.

** Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q
2003

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q
2003

MAIN TRENDS IN THE THIRD QUARTER

- **Orkla's pre-tax profit was 37 % higher than in the third quarter of 2002 and totalled NOK 1,066 million.**
- **The Branded Consumer Goods business achieved profit growth in the third quarter, while the Chemicals business was affected by a weaker market situation. In total, Group operating profit before goodwill amortisation was 14 % higher than in the corresponding period of last year.**
- **Financial expenses were lower due to positive cash flow and low international interest rates.**
- **The continued rise on the stock markets led to an increase in the value of Orkla's investment portfolio. The return has been 14.1 % so far this year and at the end of the third quarter market value was just over NOK 1.4 billion higher than book value.**

Group operating revenues in the third quarter totalled NOK 11,765 million (NOK 10,545 million)[1]. This represents underlying[2] growth of approximately 5 %, which is slightly higher than in the first six months. The Beverages business in particular achieved positive sales growth.

Operating profit before goodwill amortisation amounted to NOK 1,226 million in the third quarter, up 14 % from the corresponding period of 2002. Currency translation effects contributed about NOK 30 million to profit, but this was offset by a loss of profit from divested businesses.

Orkla Beverages achieved the strongest growth in the third quarter, with Turkey, Poland and Switzerland posting particularly strong profit growth compared with the third quarter of last year. In Russia, Baltic Beverages Holding (BBH) reported volume growth of approximately 11 %, but the decline in the value of the Russian rouble against the euro had a negative currency translation effect on operating profit.

For Orkla Foods and Orkla Brands, the profit growth reported in the second quarter continued, while profit for Orkla Media remained unchanged. The Chemicals business was affected by a decline in prices and lower demand for specialty cellulose. However, profit growth for the lignin business was still satisfactory.

Other revenues and expenses amounted to NOK -8 million net in the third quarter. Orkla Media sold newspaper businesses in Lower Silesia, Poland, at a gain of approximately NOK 50 million, but this was offset by provisions for workforce reductions in Denmark. Carlsberg Breweries also made provisions for restructuring in Sweden and Switzerland.

The contribution to profit from associated companies amounted to NOK 87 million in the third quarter, on a par with the corresponding period of last year.

Group cash flow was positive in the third quarter, amounting to NOK 824 million. Net financial expenses were down due to lower interest rates and debt levels.

The return on Orkla's investment portfolio was 14.1 % at the end of the third quarter, compared with 23.8 % for the Oslo Stock Exchange Benchmark Index and 13.3 % for the FT World Index.

As of 30 September 2003, earnings per share amounted to NOK 9.2 (NOK 7.2)[1]. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 11.4 (NOK 9.0)[1]. The increase was due to the sale of Orkla's stake in Enskilda Securities in the first quarter, profit growth for the Branded Consumer Goods business and lower financial expenses. Calculations are based on a tax charge of 27 %, which is on a par with 2002.

ORKLA FOODS

- **Satisfactory growth for Stabburet in Norway and Procordia Food in Sweden**
- **Profit for other areas better than or on a par with the third quarter of last year**
- **Stronger focus on and positive results from cost improvement programmes.**

Orkla Foods' operating revenues amounted to NOK 2,973 million in the third quarter, equivalent to underlying[2] growth of 1 % compared with the third quarter of last year. Operating profit before goodwill amortisation was NOK 286 million in the third quarter, up 20 %. The rise in profit was largely due to systematic efforts to improve competitiveness, which include stronger focus on costs. So far this year, underlying[2] operating revenues are on a par with the corresponding period of last year, but operating profit before goodwill amortisation amounted to NOK 671 million, which is 14 % higher than in the first nine months of last year.

Orkla Foods largely maintained or strengthened its market shares. The sales growth achieved by FUN Light (sugar-free cordial) was especially encouraging. In the third quarter, sales of FUN Light in Norway, Sweden and Finland grew 39 %, 28 % and 11 % respectively compared with the corresponding period of last year, largely due to innovation, advertising and improved product design.

Orkla Foods aims to implement improvement programmes that will reduce costs by NOK 500 million by the end of 2004 compared with the 2002 level. There are plans to reduce the workforce by approximately 1,000 man-years in the same period, equivalent to around 15 %. Roughly half of these reductions will take place outside the Nordic region. At the end of the third quarter, the workforce had been reduced by about 600 man-years. Further manpower reductions will largely take place through natural wastage and an almost total freeze on new appointments, but some staff will have to be laid off. All in all, the improvement programmes are proceeding according to plan.

Orkla Foods Nordic continued to do well in the third quarter. The strongest growth was achieved by the two largest divisions, Stabburet in Norway and Procordia Food in Sweden. Stabburet has succeeded in reorienting sales towards more profitable products and cost trends were good. The "Lyftet" programme, which aims to improve competitiveness, contributed to continued growth for Procordia Food. The improvement programme at Abba Seafood in Sweden is proceeding as planned.

On the whole, the companies in Orkla Foods International improved their performance during the quarter, although operating profit before goodwill amortisation remained negative. The turnaround operation at Superfish (Poland) is proceeding as anticipated. Pizza production in Budapest was wound up in the third quarter and moved to the Czech Republic.

Orkla Food Ingredients reported underlying profit growth on a par with last year. The companies in Norway and Sweden achieved positive growth.

Bakers' new production plant for bakery products in Oslo started operations in the second quarter and is functioning as anticipated. The plant will lead to more rational operations and increased production capacity, not least in the growing market for long-life bakery products.

[1] Figures in brackets are for equivalent period last year.
[2] Excluding acquisitions and divestments are currency translation effects.

Amounts in NOK million	OPERATING REVENUES 1.1.-30.9. 2003	1.1.-30.9. 2002	1.1.-31.12. 2002	1.7.-30.9. 2003	1.7.-30.9. 2002	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-30.9. 2003	1.1.-30.9. 2002	1.1.-31.12. 2002	1.7.-30.9. 2003	1.7.-30.9. 2002
Orkla Foods	**8 534**	8 021	11 062	**2 973**	2 692	**671**	591	902	**286**	239
Orkla Beverages	**11 335**	11 045	14 516	**4 406**	3 775	**1 144**	1 199	1 364	**660**	533
Orkla Brands	**3 450**	3 278	4 500	**1 146**	1 076	**667**	565	787	**223**	198
Orkla Media	**5 388**	5 291	7 079	**1 799**	1 671	**107**	79	148	**33**	32
Eliminations	**(138)**	(109)	(157)	**(50)**	(41)	**0**	0	0	**0**	0
Branded Consumer Goods	**28 569**	27 526	37 000	**10 274**	9 173	**2 589**	2 434	3 201	**1 202**	1 002
Chemicals	**4 526**	4 345	5 726	**1 439**	1 328	**318**	406	537	**55**	95
H.O./Unallocated/Eliminations	**(70)**	(53)	(58)	**(22)**	(22)	**(84)**	(88)	(116)	**(32)**	(30)
Industry division	**33 025**	31 818	42 668	**11 691**	10 479	**2 823**	2 752	3 622	**1 225**	1 067
Financial Investments division	**229**	178	311	**74**	66	**8**	14	41	**1**	4
Group	**33 254**	31 996	42 979	**11 765**	10 545	**2 831**	2 766	3 663	**1 226**	1 071

ORKLA BEVERAGES

- **Continued market growth in Southern Europe, weaker in the Nordic region**
- **Progress for companies in Central Europe**
- **7 % volume growth for the Carlsberg brand so far this year**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 4,406 million in the third quarter. Adjusted for currency translation effects, operating revenues were up 12 % compared with the corresponding period of last year. Operating profit before goodwill amortisation amounted to NOK 660 million (NOK 533 million)[1] in the third quarter The rise in profit was largely ascribable to volume growth in Southern Europe and cost savings in several markets. The Polish and Turkish businesses also performed well. At the end of the first nine months, operating profit before goodwill amortisation was NOK 1,144 million. Adjusted for currency translation effects, this is 2 % lower than in the corresponding period of last year.

Operating revenues for the Northern and Western Europe[3] market region totalled DKK 7,137 million in the third quarter. Adjusted for currency translation effects, this was 4 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation was DKK 945 million (DKK 891 million)[1].

The companies in Southern Europe reported profit growth in the third quarter. Favourable weather conditions more than compensated for the generally weak economic situation in the region. The Swiss business continued to achieve profit growth as a result of improvement projects. Profit in the Nordic region was affected by weak volume growth due to a general market decline, stronger competition and pressure on prices. Profit was particularly weak in Sweden, where the Group is considering closing down one of its two production plants. In the UK, volume increased in the third quarter but underlying growth continued to be affected by pressure on prices and higher distribution costs. Market positions were somewhat weaker in certain parts of the Nordic region but were otherwise more or less maintained.

Operating revenues in the Central and Eastern Europe[3] market region totalled DKK 2,348 million in the third quarter. Adjusted for currency translation effects, this was 17 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation totalled DKK 602 million (DKK 468 million)[1]. Adjusted for currency translation effects, profit in this market region was DKK 194 million higher than in the third quarter of 2002.

For the Turkish business, the volume growth that began in the second quarter continued. Quarterly profit was up as a result of this in conjunction with an improved product mix, price increases and cost control. Profit also improved in Poland due to volume growth and cost savings. The Croatian business reported good volume and profit growth in the third quarter. Carlsberg Breweries has strengthened its position in the Balkans by acquiring the Serbian Pivara Celarevo brewery.

For BBH, operating profit before goodwill amortisation in the third quarter was on a par with the third quarter of last year measured in euro, despite negative currency translation effects due to the decline in the value of the rouble against European currencies.

In the third quarter of 2003, BBH's total beer sales volume was 9.3 million hectolitres, equivalent to volume growth of 9 % compared with the corresponding period of last year. Market growth for beer in Russia was 6 % in the third quarter. At the end of the first nine months, market growth in Russia was 4 % while BBH had achieved volume growth of 7 % and strengthened its market share. In Ukraine, market growth for beer at the end of September was 8 % while BBH's volume growth was 13 %. In the Baltic States, BBH's volumes were on a par with the overall market, where the volume of beer sales dropped 2 %.

The joint venture agreement with Chang Beverages in Asia was terminated with accounting effect from 1 July 2003. Carlsberg Breweries continued its operations in the Asian region through Carlsberg Asia as a wholly-owned subsidiary. The focus is still on growth, partly organic and partly through acquisitions. In a press release, Chang Beverages has announced that it will fight the decision to terminate the joint venture agreement and demand that it be continued. Carlsberg Breweries has rejected this claim and it is likely that the dispute will have to be settled by arbitration in London.

Operating revenues for Carlsberg Asia[3] amounted to DKK 445 million in the third quarter and operating profit before goodwill amortisation totalled DKK 167 million. Total beer volume for Carlsberg Asia was 3 % higher than in the third quarter of last year due to new business. Most companies

[3] Figures for the market regions are given on a 100 % basis in DKK.

reported underlying volume and profit growth with the exception of Hite, which was negatively affected by a decline on the market. The positive impact on profit of full consolidation in the third quarter was neutralised by negative currency translation effects.

ORKLA BRANDS

- **Profit up 13 % in the third quarter**
- **Broad-based profit growth. The main contributors were Biscuits and Confectionery**
- **Aggressive price competition for Home and Personal Care in Norway**

Orkla Brands' operating revenues amounted to NOK 1,146 million in the third quarter, equivalent to underlying[2] growth of 3 % compared with the corresponding period of last year. Growth was on a par with the first two quarters of this year. The strongest growth was achieved by the Biscuits business in Norway and Sweden, driven by new launches. At the same time, operating revenues from Dietary Supplements continued to rise on all the main markets. Lilleborg Home and Personal Care posted marginally lower operating revenues than in the third quarter of last year, mainly due to tougher competition from private labels. At the end of the first nine months, operating revenues amounted to NOK 3,450 million and underlying[2] growth was 3 % higher than last year.

Operating profit before goodwill amortisation was NOK 223 million in the third quarter, up 13 % compared with the third quarter of last year. All businesses reported profit growth except Lilleborg Home and Personal Care. As in the previous quarter, the Biscuits and Confectionery businesses were the main contributors to profit growth, which was driven by good sales of newly launched products. Operating profit before goodwill amortisation amounted to NOK 667 million at the end of the first nine months, which is 18 % higher than in the corresponding period of last year.

On the whole, the products launched this year are performing well. The most important launches in the third quarter were in Biscuits (Gjende with Caramel, Brago Kola) and Dietary Supplements (Møllers cod liver oil for children).

Market shares for Orkla Brands remained relatively unchanged from the previous quarter, but Lilleborg Home and Personal Care experienced a certain decline. The Household Textiles business has signed a distribution agreement with ICA Norway, which will enter into force on 1 January 2004 and also entails taking over their own brand La Comfort.

ORKLA MEDIA

- **Somewhat improved results for newspapers in Norway, Denmark and Poland**
- **Sale of newspaper businesses in Lower Silesia, Poland**
- **Significant restructuring at Berlingske Tidende and BT**

Orkla Media's operating revenues amounted to NOK 1,799 million in the third quarter, equivalent to underlying[2] growth on a par with the third quarter of last year. Operating profit before goodwill amortisation was NOK 33 million in the third quarter, also on a par with the corresponding period of last year. So far this year, operating revenues amount to NOK 5,388 million, an underlying[2] decline of 1 %. Operating profit before goodwill amortisation was NOK 107 million (NOK 79 million)[1] at the end of the first nine months.

Berlingske reported higher profit in the third quarter than in the corresponding period of last year, but operating profit before goodwill amortisation remained negative. The decline in advertising revenues continued, although less strongly than before, while lower paper prices and cost cutting measures contributed to the improvement. Aggressive competition in the housing advertisement market has resulted in strong pressure on prices. The free newspaper Urban continued to perform well. Advertising revenues for the Berlingske Group as a whole were somewhat weaker than for the total market and circulation was lower than last year. A decision has been made to restructure Berlingske Tidende's newspaper product and substantially restructure BT, which will lead to significant cost reductions. There is still uncertainty about market and profit growth in Denmark, and unless there is underlying improvement in the fourth quarter it may be necessary to adjust the profit forecast for the Danish business.

Profit from Newspapers Norway in the third quarter was somewhat higher than in the corresponding period of last year, largely due to positive revenue growth and lower paper prices. Advertising volume growth (at the end of August) was better than the overall market trend, while circulation figures at the end of the first nine months were somewhat lower than last year.

Newspapers Eastern Europe reported profit growth in the third quarter as a result of cost cutting measures and lower paper prices. Advertising revenues were weaker than in the corresponding period of last year but better than the overall market. Circulation figures continued to decline, but were better than the overall market.

Orkla Press's newspaper businesses in Lower Silesia, Poland, were sold for NOK 83 million. Although they represented 7 % of sales for the Polish business, their circulation and financial growth were less strong than for the company's other Polish newspapers due to their weaker market position. Despite this fact, the sale resulted in a good gain and a satisfactory return on invested capital (12 % p.a.).

Magazines Norway reported a decline in profit compared with the corresponding period of last year. Adjusted for a different publication frequency, however, profit was higher. The magazine Her og Nå continued to make progress.

Direct Marketing posted somewhat lower operating profit than in the corresponding period of last year.

CHEMICALS

- **Good, stable results for the lignin business**
- **Other business areas affected by weak markets, which resulted in negative profit growth**
- **Improvement programmes and strict cost controls made a positive contribution**

Borregaard's operating revenues totalled NOK 1,439 million in the third quarter of 2003 and the underlying[2] figure was on a par with the third quarter of last year.

GROUP BALANCE SHEET

Amounts in NOK million	**30.9. 2003**	30.9. 2002	31.12. 2002
Assets:			
Long-term assets	**27 779**	26 663	26 786
Portfolio investments etc.	**11 477**	12 064	11 998
Short-term assets	**14 934**	13 325	14 338
Total assets	**54 190**	52 052	53 122
Equity and liabilities:			
Equity and minority interests	**20 844**	19 607	18 691
Interest-bearing liabilities	**20 753**	20 947	22 443
Interest-free liabilities and provisions	**12 593**	11 498	11 988
Total equity and liabilities	**54 190**	52 052	53 122
Equity to total assets (%):			
Book	**38.5**	37.7	35.2
Including unrealised gains before tax	**40.0**	37.8	35.4

CHANGES IN EQUITY

	1.1.-30.9.		*31.12.*
Amounts in NOK million	**2003**	2002	2002
Equity 1 January	**17 800**	17 969	17 969
Profit for the year after minority	**1 906**	1 507	1 611
Dividend	**0**	0	(708)
Repurchase of own shares	**(250)**	(315)	(351)
Translation difference etc.	**378**	(501)	(721)
Total	**19 834**	18 660	17 800

CASH FLOW

	1.1.-30.9.			*1.7.-30.9.*	
Amounts in NOK million	**2003**	2002	2002	**2003**	2002
Industry division:					
Operating profit	**2 367**	2 367	2 981	**1 081**	958
Depreciation and write-downs	**2 211**	2 026	2 895	**737**	663
Change in net working capital	**(90)**	(102)	195	**302**	(141)
Cash flow from operating activities	**4 488**	4 291	6 071	**2 120**	1 480
Net replacement expenditure	**(1 178)**	(1 056)	(1 843)	**(402)**	(388)
Free cash flow operating activities	**3 310**	3 235	4 228	**1 718**	1 092
Financial items, net	**(643)**	(774)	(1 143)	**(194)**	(229)
Free cash flow from Industry division	**2 667**	2 461	3 085	**1 524**	863
Free cash flow from Financial Investments division	**182**	675	715	**32**	217
Taxes paid	**(625)**	(871)	(973)	**(186)**	(87)
Miscellaneous	**27**	(185)	(207)	**33**	(99)
Cash flow before capital transactions	**2 251**	2 080	2 620	**1 403**	894
Dividends paid	**(821)**	(781)	(781)	**(25)**	(4)
Share buy back	**(250)**	(315)	(351)	**(2)**	(129)
Cash flow before expansion	**1 180**	984	1 488	**1 376**	761
Expansion investments, Industry division	**(436)**	(493)	(740)	**(159)**	(129)
Sold companies	**1 006**	74	210	**123**	0
Acquired companies	**(297)**	(937)	(1 920)	**(107)**	(109)
Net purchases/sales portfolio investments	**853**	(543)	(920)	**(409)**	45
Net cash flow	**2 306**	(915)	(1 882)	**824**	568
Currency translations net interest-bearing debt	**(964)**	992	1 498	**203**	155
Change in net interest-bearing debt	**(1 342)**	(77)	384	**(1 027)**	(723)
Net interest-bearing debt	**18 174**	19 055	19 516		

Operating profit before goodwill amortisation amounted to NOK 55 million (NOK 95 million)[1] in the third quarter. Only Borregaard LignoTech posted profit on a par with the third quarter of last year. The results for the other business areas were still affected by the weak market situation.

So far this year, operating revenues amount to NOK 4,526 million, an underlying[2] decline of 4 % compared with the first nine months of last year. Operating profit before goodwill amortisation amounts to NOK 318 million so far this year, NOK 88 million less than in the corresponding period of last year.

Borregaard LignoTech achieved good results in the field of concrete additives while the results for the specialty segments varied somewhat. On the whole, third quarter profit was on a par with the third quarter of last year. The first quarter of full operations at the new plant in South Africa has proceeded as anticipated, but the stronger South African Rand against the US dollar had a negative impact on profit.

Borregaard ChemCell reported lower profit than in the third quarter of last year. Prices for specialty cellulose remained stable, but sales volumes for these qualities were somewhat lower. A clearly weaker cellulose market and lower prices for standard paper cellulose and low sales of the new yeast extracts, resulted in negative quarterly profit for the Swiss business.

Borregaard Synthesis reported good sales growth compared with the third quarter of last year, particularly for pharmaceutical intermediates. Profit was nevertheless lower than last year due to production problems in Italy and costs related to several restructuring projects. The cost level for Fine Chemicals is being reduced to adapt it to the difficult market situation.

Denofa posted weak profit in the third quarter. This was largely due to a lower industrial crushing margin and lower volume in connection with trading in soya beans. The market for edible oils in Norway was stable in comparison with last year. Improvement programmes and strict cost controls partially compensated for weak markets.

Profit for Borregaard Energy was lower than in the third quarter of last year. Higher market prices partially offset the loss on financial power trading and lower own production.

FINANCIAL INVESTMENTS

After rising 16.5 % in the first half of 2003, the Oslo Stock Exchange Benchmark Index rose a further 6.3 % in the third quarter. The Index was therefore 23.8 % higher than at the beginning of the year. The international markets also rose in the third quarter, and the FT World Index has risen 13.3 % so far this year. The return on Orkla's investment portfolio has been 14.1 % so far this year.

Book profit before tax for the Financial Investments division amounted to NOK 95 million (NOK 10 million)[1] in the third quarter. Realised gains in the third quarter totalled NOK 72 million, compared with a loss of NOK 26 million last year. Dividends received amounted to NOK 1 million for the quarter (NOK 24 million)[1]. Profit so far this year amounted to NOK

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944 million (NOK 518 million)[1]. The gain on the sale of Orkla's stake in Enskilda Securities, which amounted to NOK 513 million, was taken to income in the first quarter.

Net purchases of shares totalled NOK 403 million in the third quarter, the largest transaction being the purchase of Telenor shares for just over NOK 200 million. So far this year, net sales of shares (excluding Enskilda Securities shares) amount to NOK 835 million.

After Orkla decided not to convert its loan to Norway Seafoods Holding (NWSH) into shares, the loan fell due on 30 September 2003. It was not repaid as anticipated on the due date. Since the end of the third quarter, Orkla, NWSH and its most important financial creditors have entered into an agreement concerning refinancing of the loan. When the agreement is finalised, NOK 150 million of the loan will be repaid to Orkla and a security package will be established for the remainder of the loan, which will run until 31 December 2004 at the latest.

The net asset value of the investment portfolio increased by NOK 436 million in the third quarter and by NOK 1,594 million so far this year. At the end of the third quarter, the net asset value of the portfolio amounted to NOK 11,834 million. As of 30 September, the market value of the portfolio was NOK 12,768 million and investments outside Norway accounted for 33.2 %. Unrealised gains totalled NOK 1,418 million.

CASH FLOW AND FINANCIAL SITUATION

Free cash flow from operations amounted to NOK 1,718 million in the third quarter, up NOK 626 million compared with the third quarter of last year. Carlsberg Breweries had particularly high cash flow, mainly due to a reduction in working capital and income from the sale of buildings in the UK and Sweden.

Expansion investments in Carlsberg Breweries companies accounted for a majority of the Industry division's expansion investments, which totalled NOK 159 million. Net acquisitions, which were also largely associated with acquisitions in the Beverages business, amounted to NOK 107 million. Divestments totalled NOK 123 million for the quarter and were largely related to Orkla Media's sale of a real estate company in the Berlingske Group. Settlement for Orkla Media's sale of newspaper businesses in Poland will be posted in the fourth quarter.

The Group's net purchases of portfolio shares amounted to NOK 403 million for the quarter. As of 30 September 2003, net sales of portfolio shares and settlement for the sale of Enskilda Securities had made a significant contribution to net cash flow.

The Orkla Group's net cash flow in the third quarter amounted to NOK 824 million. As a result of a minor increase in the value of the Norwegian krone since the second quarter of 2003, liabilities in NOK were reduced by NOK 203 million. The total effect on net interest-bearing liabilities was therefore a reduction of NOK 1 billion.

The Group's average borrowing rate has been 4.7 % (5.5 %)[1] so far this year. As of 30 September 2003 the percentage of interest-bearing liabilities at floating interest rates was 75 %. Interest-bearing liabilities are mainly in NOK, SEK, EUR, DKK, USD and GBP.

Currency translation differences on equity capital were equivalent to a positive effect of NOK 378 million, and as of 30 September 2003 the equity to total assets ratio was 38.5 %, up 1.4 percentage points for the quarter and 3.3 percentage points so far this year.

OTHER MATTERS

Orkla has decided to change its collective service pension schemes in Norway from defined benefit schemes to defined contribution schemes. This change will take effect from 1 January 2004 and has the full support of employees' representatives. The Group's pension costs in Norway will not be significantly affected by the change.

OUTLOOK

The economic prospects for 2003 did not change significantly in the third quarter and the Board of Directors continues to anticipate a certain improvement in overall profit for Orkla Foods, Orkla Brands and Orkla Beverages. The Chemicals business is exposed to a weaker market situation and there are no signs of any significant changes in market conditions up to the end of the year. The fourth quarter is the most important period for the Media business and there is still a considerable amount of uncertainty about how the Danish advertising markets will develop, while cost-cutting measures will gradually have a stronger impact.

Measured in DKK, Carlsberg Breweries estimates that annual operating profit before goodwill amortisation will be approximately 5 % lower than last year. In local currencies this represents growth of 5 %, but profit for Orkla Beverages measured in NOK is expected to remain more or less unchanged. This adjustment is primarily ascribable to BBH, which is expected to achieve somewhat lower profit than previously anticipated. In addition to this, it is possible that provisions may have to be made for further restructuring in the fourth quarter, including in Sweden.

Interest and currency rates are expected to have a positive impact in the fourth quarter in comparison with last year.

Oslo, 6 November 2003
The Board of Directors of Orkla ASA

ORKLA